Exhibit 99.1

VinFast Reports Unaudited Fourth Quarter and Fiscal Year 2023 Financial Results

Quarterly Revenues reached VND10,417,758 million (US$436.5 million)
Quarterly EV Deliveries were 13,513 units

Full year Revenues reached VND28,596,221 million (US$1,198.2 million)

Full year Vehicle Deliveries were 34,855 units

Singapore, February 22, 2024 (PRNewswire) - VinFast Auto Ltd. (“VinFast” or the “Company”) (Nasdaq: VFS), a subsidiary of Vingroup JSC, and Vietnam’s leading electric automotive manufacturer, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Operating Highlights for the Fourth Quarter and Full Year of 2023

	FY 2023	4Q2023	3Q2023
EV Deliveries[1]	34,855	13,513	10,027
E-scooters Deliveries	72,468	24,309	28,220

•	EV deliveries were 13,513 in the fourth quarter of 2023, representing an increase of approximately 35% from the third quarter of 2023. For the full year 2023, EV deliveries were 34,855, representing an increase of approximately 374% from 2022.

•	E-scooter deliveries were 24,309 in the fourth quarter of 2023, representing a decrease of approximately 14% from the third quarter of 2023 and an increase of approximately 48% from the fourth quarter of 2022. For the full year 2023, E-scooters deliveries were 72,468, representing an increase of approximately 21% from 2022.

•	As of December 31, 2023, the Company had 123 showrooms globally for EVs and 246 showrooms and service workshops for e-scooters, including VinFast showrooms and dealer showrooms.

Financial Highlights for the Fourth Quarter of 2023

•	Vehicle sales were VND9,456,934 million (US$396.3 million) in the fourth quarter of 2023, representing an increase of 161.8% from the fourth quarter of 2022 and an increase of 22.9% from the third quarter of 2023.

•	Total revenues were VND10,417,758 million (US$436.5 million) in the fourth quarter of 2023, representing an increase of 133.3% from the fourth quarter of 2022 and an increase of 26.2% from the third quarter of 2023. Total revenues are primarily comprised of revenue from EV sales.

•	Gross loss was VND4,174,304 million (US$174.9 million) in the fourth quarter of 2023, representing an increase of 13.1% from the fourth quarter of 2022 and an increase of 69.2% from the third quarter of 2023.

•	Gross margin was negative (40.1%) in the fourth quarter of 2023, compared to negative (82.6%) in the fourth quarter of 2022 and negative (29.9%) in the third quarter of 2023.

•	Loss from operations was VND10,935,750 million (US$458.2 million) in the fourth quarter of 2023 representing a decrease of 14.7% from the fourth quarter of 2022 and an increase of 22.6% from the third quarter of 2023.

•	Net loss was VND15,516,340 million (US$650.1 million) in the fourth quarter of 2023, representing an increase of 1.3% from the fourth quarter of 2022 and an increase of 3.4% from the third quarter of 2023.

Key Financial Results for the Fourth Quarter of 2023

(in VND millions, except for percentages and basis points (“bp”))

1 Includes VF e34, VF 5, VF 6, VF 8, VF 9 and e-bus

	2023 Q4	2023 Q3	2022 Q4	QoQ		YoY
Vehicle Sales	9,456,934	7,697,601	3,611,844	22.9%		161.8%
Total Revenues	10,417,758	8,254,306	4,465,119	26.2%		133.3%
Gross Loss	(4,174,304)	(2,467,661)	(3,689,597)	69.2%		13.1%
Gross Margin	(40.1)%	(29.9)%	(82.6)%	(1,017	)bp	(4,256	)bp
Loss from Operations	(10,935,750)	(8,922,454)	(12,819,838)	22.6%		(14.7)%
Net Loss	(15,516,340)	(15,003,845)	(15,313,453)	3.4%		1.3%

Financial Highlights for the Fiscal Year Ended December 31, 2023

•	Vehicle sales were VND26,179,028 million (US$1,096.9 million) in 2023, representing an increase of 111.3% from 2022.

•	Total revenues were VND28,596,221 million (US$1,198.2 million) in 2023, representing an increase of 91.1% from 2022. Total revenues in 2023 are primarily comprised of revenue from EV sales.

•	Gross loss was VND13,165,357 million (US$551.6 million) in 2023, representing an increase of 7.3% from 2022.

•	Gross margin was negative (46.0%) in 2023, representing an improvement compared to negative (82.0%) in 2022.

•	Loss from operations was VND40,230,900 million (US$1,685.7 million) in 2023, representing a decrease of 4.8% from 2022.

•	Net loss was VND57,176,212 million (US$2,395.7 million) in 2023, representing an increase of 14.7% from 2022.

•	Cash and cash equivalents were VND4,002,272 million (US$ 167.7 million) as of December 31, 2023.

Key Financial Results for the Fiscal Year Ended December 31, 2023

(in VND millions, except for percentages and basis points (“bp”))

	FY2023	FY2022	YoY
Vehicle Sales	26,179,028	12,391,500	111.3%
Total Revenues	28,596,221	14,965,591	91.1%
Gross Loss	(13,165,357)	(12,266,905)	7.3%
Gross Margin	(46.0)%	(82)%	3593	bp
Loss from Operations	(40,230,900)	(42,256,364)	(4.8)%
Net Loss	(57,176,212)	(49,848,870)	14.7%

Recent Business Updates

New Product Launches

•	In December 2023, VinFast opened orders in Vietnam for the VF 7, its C-segment EV model

•	Designed by Torino Design, the VF 7 is offered in two trims (Base and Plus) at a starting price of VND850 million (approximately US$35,616) for the Base trim and VND999 million (approximately US$41,900) for the Plus trim, excluding the battery. The expected WLTP driving range is 233 miles and 268 miles for the Base and Plus trims, respectively.

•	At the 2024 CES in January, we announced the global launch of the VF 3, a 4-seat mini eSUV, and unveiled the concept of a mid-size pickup truck, the VF Wild.

Dealership in the US

•	We signed agreements with six dealers in five states – New York, Texas, Kansas, Florida and North Carolina. Including those, we have received 75 applications from the dealer groups.

•	These dealers will initially begin selling the VF 8 model, with plans to add the VF9, then the VF 6 and VF 7 models when these are launched in the North America market.

New market expansion

•	In India, we signed an MoU with the State of Tamil Nadu to establish an integrated EV manufacturing facility with an intended commitment of up to US$500 million for phase 1 of the project. The groundbreaking ceremony is scheduled for February 25, 2024.

•	In Indonesia, at the Indonesia International Motor Show 2024 (“IIMS”), we announced the launch of our right-hand drive versions of the VF 5, VF e34, VF 6, and VF 7 models and the signings of letters of intent with five dealers in February 2024.

•	Also during the IIMS, we signed memoranda of understanding with three Jakarta-based companies, PT. Energi Mandiri Bumi Pertiwi, PT. Sumber Amarta Jaya, and PT. Teknologi Karya Digital Nusa Tbk, for the intended purchase of approximately 600 VinFast EVs.

Leadership transition

•	In January 2024, Mr. Pham Nhat Vuong transitioned from his role as Chairman to assume the executive position of CEO to facilitate VinFast’s next phase of global expansion.

•	Madame Thuy transitioned to the role of Chairwoman of VinFast’s Board to focus on fund raising and expanding international & strategic relations.

•	Ms. Lan Anh Nguyen was appointed to the position of VinFast Chief Financial Officer, replacing Mr. David Mansfield.

VinES Acquisition

•	In October 2023, VinFast announced the acquisition of VinES Energy Solutions Joint Stock Company (“VinES”), one of our key EV battery suppliers, from Mr. Pham Nhat Vuong.

•	The acquisition of VinES closed in January 2024.

Related Party Transactions

•	Out of 34,855 EVs delivered in 2023, 72% were to related parties of the Company (mainly to Green and Smart Mobility Joint Stock Company (“GSM”)).

•	Out of 72,468 E-scooters delivered in 2023, 46% were to related parties of the Company (mainly to GSM).

Management Commentary

Madam Thuy Le, Chairwoman of VinFast, said: “2023 was a whirlwind of firsts for VinFast, culminating in a strong public debut. We launched exciting new products, expanded our distribution networks, and solidified our presence in existing markets while opening doors to promising new ones. These moves laid a strong foundation for 2024, a year of global expansion and cost optimization. And we’re already seeing positive signs in key markets like the U.S. and Indonesia. We’re not resting on our laurels. Fueled by this momentum and a recovering consumer sentiment, we’re setting an ambitious target of delivering 100,000 vehicles in 2024. This is a testament to our unwavering commitment to building a greener future for all. And we are ready to conquer new heights in 2024”

Ms Anh Nguyen, VinFast Chief Financial Officer, added: “We saw favorable results in our business operations in the fourth quarter, with robust revenue growth driven by strong sales volumes and an improved product mix. We remain focused on reducing production and bill of materials (“BOM”) costs and strategically optimizing our global manufacturing capex. These initiatives will support our expansion efforts into high-growth markets such as Indonesia and India and as we aim to unlock the potential of these regions to drive substantial sales growth.”

Financial Results for the Fourth Quarter of 2023

Revenues

•	Total revenues were VND10,417,758 million (US$436.5 million) in the fourth quarter of 2023, representing an increase of 133.3% from the fourth quarter of 2022 and an increase of 26.2% from the third quarter of 2023. Total revenues are primarily comprised of revenue from EV sales.

•	Vehicle sales were VND9,456,934 million (US$396.3 million) in the fourth quarter of 2023, representing an increase of 161.8% from the fourth quarter of 2022 and an increase of 22.9% from the third quarter of 2023. Revenue growth was driven by an increase in EV sale volumes in the fourth quarter of 2023 and an improved product mix which led to a higher average selling price. The increase over the fourth quarter of 2022 was also attributed to an increase in sales volume of e-scooters, including the Feliz and Evo, and was partially offset by a decrease in ICE vehicle sales due to our full transition into an EV-only maker. The increase in vehicle sales over the third quarter of 2023 was partially offset by a slight decrease in sales volumes of e-scooters

Cost of Sales and Gross Margin

•	Cost of sales was VND14,592,062 million (US$611.4 million) in the fourth quarter of 2023, representing an increase of 78.9% from the fourth quarter of 2022 and an increase of 36.1% from the third quarter of 2023. The increase over the fourth quarter of 2022 and third quarter of 2023 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers in the fourth quarter of 2023. The increase over the third quarter of 2023 was partially offset by a decrease in the cost of e-scooters sold due to decrease in sale volume of e-scooters. The increase over the fourth quarter of 2022 was also due to an increase in the cost of e-scooters sold, partially offset by a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume due to our full transition into an EV-only maker.

•	Gross loss was VND4,174,304 million (US$174.9million) in the fourth quarter of 2023, representing an increase of 13.1% from the fourth quarter of 2022 and an increase of 69.2% from the third quarter of 2023.

•	Gross margin was negative (40.1%) in the fourth quarter of 2023, as compared to negative (82.6%) in the fourth quarter of 2022 and negative (29.9%) in the third quarter of 2023. The improvement of gross margin over the fourth quarter of 2022 was mainly attributed to a strong increase in sales volume of EVs which had a higher gross margin The decrease over the third quarter of 2023 was mainly attributed to the increase in charges to write down the carrying value of inventories.

Operating Expenses

•	Research and development (R&D) costs were VND2,746,461 million (US$115.1million) in the fourth quarter of 2023, representing a decrease of 53.4% from the fourth quarter of 2022 and a decrease of 13.3% from the third quarter of 2023. The decrease over the fourth quarter of 2022 and third quarter of 2023 is in line with four of our EV models, the VF 8, VF 9, VF 5 and VF6, progressing from the development stage to commercial production in the last four quarters.

•	Selling, general and administrative expenses were VND2,897,418 million (US$121.4 million) in the fourth quarter of 2023, representing a decrease of 25.4% from the fourth quarter of 2022 and an increase of 4.9% from the third quarter of 2023. The decrease over the fourth quarter of 2022 was primarily due to a decrease in impairment charges for batteries leasing activities and a decrease in marketing costs across almost markets, which was partially offset against an increase in labor costs and external service renders. The increase over the third quarter of 2023 was primarily attributable to an increase in labor costs as a result of our efforts to scale up our sales and administrative operations in overseas markets.

•	Net other operating expenses were VND1,117,567 million (US$46.8 million) in the fourth quarter of 2023, representing an increase in net expenses of 272.1% from the net income of the fourth quarter of 2022 and an increase of 113.2% from the third quarter of 2023. The increase in net expenses was mainly due to an increase in expenses in connection with discontinued projects and foreign exchange losses.

Loss from Operations

•	Loss from operations was VND10,935,750 million (US$458.2 million) in the fourth quarter of 2023 representing a decrease of 14.7% from the fourth quarter of 2022 and an increase of 22.6% from the third quarter of 2023.

Net Loss and Net Loss Per Share

•	Net loss on financial instruments at fair value through profit or loss was VND1,039,328 million (US$43.5 million) in the fourth quarter of 2023, representing an increase of 1,926.6% from net loss of the fourth quarter of 2022 and a decrease of 59.4% from net loss of the third quarter of 2023. The increase over net loss of the fourth quarter of 2022 and decrease over net loss of the third quarter of 2023 was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of dividend preference shares, and warrants.

•	Net loss was VND15,516,340 million (US$650.1 million) in the fourth quarter of 2023, representing an increase of 1.3% from the fourth quarter of 2022 and an increase of 3.4% from the third quarter of 2023.

•	Net loss attributable to controlling interest was VND15,508,159 million (US$649.8 million) in the fourth quarter of 2023, representing an increase of 1.5% from the fourth quarter of 2022 and an increase of 3.5% from the third quarter of 2023.

•	Basic and diluted net loss per ordinary share were both VND6,642 (US$0.28) in the fourth quarter of 2023, compared with VND6,648 (US$0.28) in the fourth quarter of 2022 and VND6,491 (US$0.27) in the third quarter of 2023.

Balance Sheet

•	Cash and cash equivalents were VND4,002,272 million (US$ 167.7 million) as of December 31, 2023.

Financial Results for the Fiscal Year Ended December 31, 2023

Revenues

•	Total revenues were VND28,596,221 million (US$1,198.2 million) in 2023, representing an increase of 91.1% from 2022. Total revenues in 2023 are primarily comprised of revenue from EV sales.

•	Vehicle sales were VND26,179,028 million (US$1,096.9 million) in 2023, representing an increase of 111.3% from 2022. Revenue growth was driven by an increase in EV and e-scooter sales volume in 2023, including the VF e34, VF 8, VF 5, VF6, VF 9 EV models, and the Feliz and Evo e-scooter models and an improved product mix which led to a higher average selling price. The majority of these sales were in Vietnam, complemented by sales of the VF 8 model in the North America market, which represented the beginning of our international rollout. The increase in vehicle sales revenue over 2022 was partially offset by a decrease of ICE vehicle sales due to our full transition into an EV-only maker.

Cost of Sales and Gross Margin

•	Cost of sales was VND41,761,578 million (US$1,749.8 million) in 2023, representing an increase of 53.4% from 2022. The increase over 2022 was primarily attributable to increases in the cost of vehicles sold as the Company delivered more EVs and e-scooters to customers in 2023. This increase was partially offset by a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume as we fully transformed into an EV-only maker.

•	Gross loss was VND13,165,357 million (US$551.6 million) in 2023, representing an increase of 7.3% from 2022.

•	Gross margin was negative (46.0%) in 2023, as compared to negative (82.0%) in 2022. The improvement of gross margin over 2022 was mainly attributed to a strong increase in sales volume of EVs which had a higher gross margin and a decrease in accelerated amortization and depreciation expenses due to our ICE vehicle production phase out.

Operating Expenses

•	Research and development (R&D) costs were VND14,534,291 million (US$609.0 million) in 2023, representing a decrease of 27.1% from 2022. The decrease was in line with four of our EV models, the VF 8, VF 9, VF 5 and VF 6 models, progressing from the development stage to commercial production in 2023.

•	Selling, general and administrative expenses were VND10,790,856 million (US$452.1 million) in 2023, representing an increase of 17.0% from 2022. The increase over 2022 was primarily attributable to an increase in labor costs and rental costs, as a result of our efforts to scale up our sales and administrative operations in overseas markets. The increase was partially offset against a decrease in extended warranties for ICE vehicles in line with our cessation of ICE vehicle production in 2023.

•	Net other operating expenses were VND1,740,396 million (US$72.9 million) in 2023, representing an increase of 110.8% from 2022. The increase in net expenses was mainly due to an increase in expenses in connection with discontinued projects and was partially offset against a decrease in foreign exchange losses.

Loss from Operations

•	Loss from operations was VND40,230,900 million (US$1,685.7million) in 2023, representing a decrease of 4.8% from 2022.

Net Loss and Earnings Per Share

•	Net loss on financial instruments at fair value through profit or loss was VND4,879,833 million (US$204.5 million) in 2023, representing a decrease of 498.0% from net gain of VND1,226,012 million in 2022]. The decrease over the net gain in 2022 was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of Dividend Preferred Shares, and warrants.

•	Net loss was VND57,176,212 million (US$2,395.7 million) in 2023, representing an increase of 14.7% from 2022.

•	Net loss attributable to controlling interest was VND57,101,541 million (US$2,392.6 million) in 2023, representing an increase of 14.7% from 2022.

•	Basic and diluted net loss per ordinary share were both VND24,710 (US$1.04) in 2023, compared with VND21,654 (US$0.91) in 2022.

Business Outlook

•	FY2024 Delivery Target: the Company targets to deliver 100,000 EVs.

•	BOM cost: the Company is working on initiatives to optimize BOM cost by 40% within 2 years from the launch of each vehicle model.

•	FY2024 Capital Expenditure Plan: the Company expects capital expenditure in 2024 to be incurred at a run-rate similar to 2023, which is expected to be utilized mainly for the construction of our North Carolina manufacturing plant and Completely Knocked Down facilities in India and Indonesia.

This outlook reflects the Company’s current and preliminary view on the business and existing market conditions, which is subject to change.

Conference Call

The Company’s management will host its fourth quarter of 2023 earnings conference call at 8:00 AM U.S. Eastern Time on February 22, 2024.

Live Webcast: https://edge.media-server.com/mmc/p/97n5zeka/

Q&A Participation: https://register.vevent.com/register/BIffc51cc3f8a04a119934deb5bc4af497

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2023
	VND million	VND million	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,271,442	4,002,272	167,697,645
Trade receivables	652,922	412,926	17,301,852
Advances to suppliers	8,968,752	4,544,011	190,396,841
Inventories, net	21,607,277	28,662,793	1,200,988,561
Short-term prepayments and other receivables	6,457,169	7,309,198	306,259,868
Short-term derivative assets	532,718	548,010	22,961,954
Current net investment in sales-type lease	5,448	54,061	2,265,189
Short-term investments	3,902	4,105	172,002
Short-term amounts due from related parties	1,978,097	3,169,213	132,791,963
Assets classified as held for sale	360,893	-	-
Total current assets	44,838,620	48,706,589	2,040,835,875

NON-CURRENT ASSETS
Trade receivables	-	28,656	1,200,704
Property, plant and equipment, net	57,188,667	67,916,328	2,845,735,691
Intangible assets, net	1,461,071	1,295,303	54,273,988
Goodwill	272,203	-	-
Operating lease right-of-use assets	4,558,983	6,736,622	282,268,583
Long-term derivative assets	696,332	66,124	2,770,636
Long-term advances to suppliers	29,082	-	-
Long-term prepayments	7,611	193,429	8,104,793
Non-current net investment in sales-type lease	82,062	517,456	21,681,723
Long-term amounts due from related parties	44,533	47,443	1,987,891
Other non-current assets	4,426,135	5,464,562	228,968,491
Total non-current assets	68,766,679	82,265,923	3,446,992,500
TOTAL ASSETS	113,605,299	130,972,512	5,487,828,375

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2023
	VND million	VND million	USD
	(Audited)	(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	14,579,553	39,894,782	1,671,615,771
Short-term derivative liabilities	-	18,258,063	765,024,009
Debenture Note	-	1,190,475	49,881,631
Trade payables	16,636,820	10,937,631	458,293,430
Deposits and down-payment from customers	1,572,537	780,266	32,693,623
Short-term deferred revenue	107,448	169,329	7,094,989
Short-term accruals	11,056,666	11,312,799	474,013,199
Other current liabilities	4,177,978	10,306,456	431,846,811
Current operating lease liabilities	768,883	1,410,444	59,098,466
Amounts due to related parties	17,325,317	44,265,557	1,854,753,918
Total current liabilities	66,225,202	138,525,802	5,804,315,847

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	41,624,960	30,170,149	1,264,147,700
Long-term derivative liabilities	15,180,723	137,057	5,742,772
Other non-current liabilities	606,429	1,910,709	80,059,876
Non-current operating lease liabilities	3,256,351	5,192,481	217,568,130
Long-term deferred revenue	499,395	1,701,340	71,287,187
Deferred tax liabilities	947,981	911,272	38,182,854
Long-term accruals	16,007	123,867	5,190,103
Amounts due to related parties	21,918,710	18,116,587	759,096,078
Total non-current liabilities	84,050,556	58,263,462	2,441,274,700

Commitments and contingencies

EQUITY
Ordinary shares (2,299,999,998 and 2,337,788,498 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	871,021	9,847,536	412,617,783
Accumulated losses	(127,188,455)	(184,292,753)	(7,721,979,092)
Additional paid-in capital	12,311,667	31,748,427	1,330,278,513
Other comprehensive loss	(104,065)	(487,421)	(20,423,238)
Deficit attributable to equity holders of the parent	(114,109,832)	(143,184,211)	(5,999,506,034)
Non-controlling interests	77,439,373	77,367,459	3,241,743,862
Total deficit	(36,670,459)	(65,816,752)	(2,757,762,172)
TOTAL DEFICIT AND LIABILITIES	113,605,299	130,972,512	5,487,828,375

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended December 31,			For the year ended December 31,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	3,611,844	9,456,934	396,251,320	12,391,500	26,179,028	1,096,917,288
Sales of merchandise	65,792	98,557	4,129,599	112,206	151,482	6,347,188
Sales of spare parts and components	609,014	282,864	11,852,175	2,072,628	870,622	36,479,594
Rendering of services	62,950	158,147	6,626,456	222,732	458,193	19,198,567
Rental income
Revenue from leasing activities	115,519	421,256	17,650,884	166,525	936,896	39,256,516
Revenues	4,465,119	10,417,758	436,510,433	14,965,591	28,596,221	1,198,199,154
Cost of vehicles sold	(7,175,037)	(13,627,696)	(571,008,799)	(24,660,149)	(39,110,839)	(1,638,768,080)
Cost of merchandise sold	(105,108)	(102,595)	(4,298,793)	(151,353)	(155,959)	(6,534,778)
Cost of spare parts and components sold	(558,966)	(253,307)	(10,613,718)	(1,869,084)	(619,098)	(25,940,585)
Cost of rendering services	(196,179)	(349,861)	(14,659,390)	(389,635)	(1,032,905)	(43,279,351)
Cost of leasing activities	(119,426)	(258,603)	(10,835,624)	(162,275)	(842,777)	(35,312,872)
Cost of sales	(8,154,716)	(14,592,062)	(611,416,324)	(27,232,496)	(41,761,578)	(1,749,835,666)

Gross loss	(3,689,597)	(4,174,304)	(174,905,891)	(12,266,905)	(13,165,357)	(551,636,512)

Operating expenses
Research and development costs	(5,898,324)	(2,746,461)	(115,078,396)	(19,939,898)	(14,534,291)	(608,995,684)
Selling and distribution costs	(1,852,529)	(1,438,143)	(60,259,071)	(5,213,739)	(5,469,520)	(229,176,234)
Administrative expenses	(2,028,829)	(1,459,275)	(61,144,515)	(4,010,012)	(5,321,336)	(222,967,234)
Net other operating expenses	649,441	(1,117,567)	(46,826,741)	(825,810)	(1,740,396)	(72,923,657)

Operating loss	(12,819,838)	(10,935,750)	(458,214,615)	(42,256,364)	(40,230,900)	(1,685,699,321)
Finance income	(3,801)	16,202	678,874	88,060	82,672	3,464,007
Finance costs	(2,505,046)	(3,474,164)	(145,569,597)	(7,959,840)	(12,073,433)	(505,884,229)
Net (loss)/gain on financial instruments at fair value through profit or loss	(51,284)	(1,039,328)	(43,548,479)	1,226,012	(4,879,833)	(204,467,988)

Loss before income tax expense	(15,379,969)	(15,433,040)	(646,653,817)	(48,902,132)	(57,101,494)	(2,392,587,530)
Tax income/(expense)	66,516	(83,300)	(3,490,321)	(946,738)	(74,718)	(3,130,730)

Net loss for the period	(15,313,453)	(15,516,340)	(650,144,138)	(49,848,870)	(57,176,212)	(2,395,718,260)
Net loss attributable to non-controlling interests	(27,715)	(8,181)	(342,789)	(65,075)	(74,671)	(3,128,761)

Net loss attributable to controlling interest	(15,285,738)	(15,508,159)	(649,801,349)	(49,783,795)	(57,101,541)	(2,392,589,500)

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended December 31,			For the year ended December 31,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net loss for the period	(15,313,453)	(15,516,340)	(650,144,138)	(49,848,870)	(57,176,212)	(2,395,718,260)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(48,453)	(386,021)	(16,174,516)	(40,571)	(383,356)	(16,062,851)

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	(48,453)	(386,021)	(16,174,516)	(40,571)	(383,356)	(16,062,851)

Total comprehensive loss for the period, net of tax	(15,361,906)	(15,902,361)	(666,318,654)	(49,889,441)	(57,559,568)	(2,411,781,111)
Net loss attributable to non-controlling interests	(27,715)	(8,181)	(342,789)	(65,075)	(74,671)	(3,128,761)
Comprehensive loss attributable to controlling interest	(15,334,191)	(15,894,180)	(665,975,865)	(49,824,366)	(57,484,897)	(2,408,652,351)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(6,648)	(6,642)	(0.28)	(21,654)	(24,710)	(1.04)
						Unit: Shares
Weighted average number of shares used in loss per share computation
Basic and diluted	2,299,143,522	2,334,761,397	2,334,761,397	2,299,008,659	2,310,823,009	2,310,823,009

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the year ended December 31,
	2022	2023	2023
	VND million	VND million	USD
	(Audited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the year	(49,848,870)	(57,176,212)	(2,395,718,260)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	3,924,658	5,827,511	244,176,276
Amortization of intangible assets	2,341,850	466,454	19,544,708
Impairment of goodwill, assets and changes in fair value of held for sale assets	1,133,743	1,024,215	42,915,235
Changes in operating lease right-of-use assets	448,651	1,107,894	46,421,436
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	5,988,521	8,570,494	359,108,942
Allowance against receivable	172,571	-	-
Deferred income tax expenses	946,738	74,718	3,130,730
Unrealized foreign exchange losses	744,989	774,137	32,436,814
Investment loss	18,962	-	-
Net (gain)/loss on financial instruments at fair value through profit or loss	(1,226,012)	4,879,833	204,467,988
Change in amortized costs of financial instruments measured at amortized cost	1,999,914	2,798,691	117,266,865
Loss on disposal of fixed assets	-	84,829	3,554,387
Share-based compensation expenses	-	144,083	6,037,166
Change in working capital:
Trade receivables, advance to suppliers	622,707	531,268	22,260,454
Inventories	(20,241,698)	(12,329,479)	(516,612,713)
Trade payables, deferred revenues and other payables	17,792,820	(9,761,303)	(409,004,567)
Operating lease liabilities	(420,877)	(707,841)	(29,658,971)
Prepayments, other receivables and other assets	(27,080)	(120,203)	(5,036,579)
Net cash flows used in operating activities	(35,628,413)	(53,810,911)	(2,254,710,090)

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

	For the year ended December 31,
	2022	2023	2023
	VND million	VND million	USD
	(Audited)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(17,681,672)	(25,100,932)	(1,051,744,406)
Repayment under a business investment and cooperation contract	(968,773)	-	-
Deposit received under a business investment and cooperation contract	170,017	-	-
Proceeds from disposal of property, plant and equipment	1,412,976	1,003,506	42,047,515
Disbursement of bank deposit	(3,902)	-	-
Collection of loans	1,034,648	545,400	22,852,594
Payment for acquisition of subsidiary (net of cash held by entity being acquired)	-	(6,900)	(289,114)
Proceeds from disposal of equity investment (net of cash held by entity being disposed)	(2,240)	-	-
Receipt from government grant	-	393,934	16,506,076
Net cash flows used in investing activities	(16,038,946)	(23,164,992)	(970,627,336)

FINANCING ACTIVITIES
Capital contribution from owners	6,317,129	4,759,291	199,417,204
Deemed contribution from owners	646,655	20,647,786	865,154,865
Additional amount paid up to convert warrants to capital	-	1,421,444	59,559,373
Payment for initial public offering costs	(41,649)	-	-
Proceeds from borrowings and convertible debenture	87,660,103	101,393,847	4,248,464,217
Repayment of borrowings	(41,637,135)	(50,801,704)	(2,128,622,475)
Net cash flows from financing activities	52,945,103	77,420,664	3,243,973,184

Net increase in cash, cash equivalents and restricted cash	1,277,744	444,761	18,635,758
Cash, cash equivalents and restricted cash at January 1	3,024,916	4,271,442	178,976,033
Net foreign exchange difference	(31,218)	(204)	(8,548)
Cash, cash equivalents and restricted cash at December 31	4,271,442	4,715,999	197,603,243

Supplement disclosures of non-cash activities
Debt conversion to equity	71,515,874	-	-
Non-cash property, plant and equipment additions	13,349,412	9,319,831	390,506,620
Establishment of right-of-use assets and lease liabilities at commencement dates and lease modification	2,772,465	3,285,532	137,665,801
Interest payable conversion to debt	2,625,845	-	-

Supplemental Disclosure
Interest paid, net of capitalized interest	4,378,839	7,341,014	307,592,977
Income tax paid	22,618	-	-

Forward Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the effect of the consummation of the business combination and the public listing of the Company’s securities on its business relationships, performance, financial condition, and business generally, (ii) the risk that the Company’s securities may experience a material price decline and volatility in the price of such securities due to a variety of factors, (iii) the adverse impact of any legal proceedings and regulatory inquiries and investigations on the Company’s business, (iv) the Company’s potential inability to maintain the listing of its securities on Nasdaq, (v) risks associated with the Company’s limited operating history, (vi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus, (vii) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (viii) risks associated with being a new entrant in the EV industry, (ix) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity, (x) the Company’s ability to successfully introduce and market new products and services, (xi) competition in the automotive industry, (xii) the Company’s ability to adequately control the costs associated with its operations, (xiii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes acceptable from its suppliers, (xiv) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xv) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity in a timely manner and within budget, (xvi) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xvii) the demand for, and consumers’ willingness to adopt, EVs, (xiii) the availability and accessibility of EV charging stations or related infrastructure, (xix) the unavailability, reduction, or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xx) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations, or cash flows, (xxi) the risk of battery pack failures in the Company or its competitor’s EVs, (xxii) risks related to the failure of the Company’s business partners to deliver their services, (xxiii) errors, bugs, vulnerabilities, design defects, or other issues related to technology used or involved in the Company’s EVs or operations, (xxiv) the risk that the Company’s research and development efforts may not yield expected results, (xxv) risks associated with autonomous driving technologies, (xxvi) product recalls that the Company may be required to make, (xxvii) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxiii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates, (xxix) conflicts of interests with or any events impacting the reputation of Vingroup affiliates or unfavorable market conditions or adverse business operations of Vingroup and Vingroup affiliates, and (xxx) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or people acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND23,866 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of December 31, 2023. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

Media Relations

info@vingroup.com

About VinFast Auto Ltd.

VinFast – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer committed to its mission of creating a green future for everyone. VinFast manufactures a portfolio of electric SUVs, e-scooters and e-buses in Vietnam and currently exports to the North Americas and Europe. Learn more at www.vinfastauto.us.